Exhibit 99.1

Information Available for FEMSA’s Shareholders

Monterrey, Mexico, March 2, 2017 - Fomento Económico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) (“FEMSA” or the “Company”) announced that the information for FEMSA’s Ordinary General Shareholders Meeting to be held on March 16th, 2017 (the “Shareholders Meeting”) is available to shareholders. The information includes FEMSA’s Audited Consolidated Financial Statements for the year ended December 31st 2016, which will be presented for the approval of FEMSA’s Shareholders in such Shareholders Meeting. The information is available on FEMSA’s website at the following link:

http://ir.femsa.com/meeting.cfm

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.